September 18, 2007

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549-4561

Re:	Flagship Global Health, Inc.
Registration Statement on Form SB-2
Filed on September 10, 2007
File No. 333-145968

Dear Mr. Riedler:

On behalf of Flagship Global Health, Inc., (“Flagship” or the “Company”), we hereby submit Flagship’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 17, 2007, regarding the above referenced Form SB-2.

For the convenience of the Staff, the Staff’s comment is included herein and followed by the corresponding response of the Company.

Selling Stockholders, page 37

1.	We note that each of the selling stockholders is an affiliate of Morgan Stanley. Please note that when a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

•	The selling security holder purchased in the ordinary course of business; and

•	At the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If the selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

Jeffrey P. Riedler
September 18, 2007

Response:  The Company has revised the disclosure as requested. Please see page 37 of the Company’s Form SB-2.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:	Via Facsimile
Fred F. Nazem
Flagship Global Health, Inc.
Facsimile: (212) 340-9101